Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

An Open Letter to PBG and PAS Associates
from PepsiCo Chairman and CEO Indra Nooyi

As you’ve probably heard, PepsiCo has reached definitive agreements to merge with The Pepsi Bottling Group and PepsiAmericas, our two largest anchor bottlers.

This merger is a very important strategic step that will enable us to grow our entire business – together – and help assure that we can prosper for years to come.  And on this historic day, I would like to extend a warm welcome to each and every one of you to our soon-to-be-combined enterprise.

“The dogmas of the quiet past are inadequate to the stormy present”
Abraham Lincoln, 1862

All great businesses adapt to the changing world around them, and that is exactly what we are seeking to do.  It is clear that the liquid refreshment beverage category has evolved to the point where bold steps are required to help shape the future and ensure profitable long-term growth.  As one vertically-integrated system, we’ll be in a much better position to drive cost synergies, invest in marketing and product innovation, develop new products, including health and wellness offerings, and optimize our manufacturing and distribution.

All of this will allow us to be more nimble in the marketplace and to better capitalize on growth opportunities.  I believed this when we announced our plans in April, and after many conversations in recent months with the leaders of PBG and PAS, Eric Foss and Bob Pohlad, I am even more convinced.

Let me close by once again saying Welcome.  Thanks for all you’ve done to build our system.  And I look forward to working with you to achieve even greater success in the years ahead.  As one company, we will be able to work in even closer partnership and build a bright future together.

Please share any questions or comments you may have by emailing us at pepsico@transactioninfo.com.

Indra

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. PepsiCo and PepsiAmericas, Inc. (“PAS”) plan to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS and a definitive proxy statement/prospectus will be mailed to shareholders of PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PAS. Information regarding PAS’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of August 4, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.